

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 14, 2017

Via E-mail
Mary Doyle
Chief Financial Officer
Great Ajax Corp.
9400 SW Beaverton-Hillsdale Hwy.
Suite 131
Beaverton, OR 97005

> **Re:** **Great Ajax Corp.**
> **Form 10-K**
> **Filed March 2, 2017**
> **File No. 001-36844**

Dear Ms. Doyle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 51

Net Interest Income, page 59

1. Please revise future filings to disclose the amount of your interest income recognized in each period presented that resulted from the recognition of accretable yield on purchased credit impaired loans and to discuss the trends depicted by the changes of the amounts between periods. In your response, please provide us the amounts of accretion recognized in income in 2016 and 2015.

2. Given the significance of the amounts re-classified from nonaccretable difference to accretable yield and the overall significance of the activities to your operations, please revise future filings to include a discussion of the amounts reclassified from non-accretable difference to accretable yield for the period, and the facts and circumstances that lead to any significant change in estimate. Please include a roll-forward of the nonaccretable difference for each period presented in your revised disclosure.

Financial Statements, beginning on page F-1

Note 3. Mortgage Loans, page F-17

3. Please revise this footnote in future filings to disclose a tabular presentation of loans for each period presented by loan type (e.g., RPL, NPL, loans purchased without evidence of credit impairment) that reconciles to the balance sheet. Reference is made to ASC Topic 310-10-50-3.

4. Please refer to the table that sets forth the changes in accretable yield within each of the periods presented and tell us why it appears that you have accreted $70,559M in 2016 and $47,700M in 2015 into the loan portfolio as reflected in Table 7 on page 62. Your response should specifically address why the recognition of accretable yield results in an increase to your loan balance. Tell us the authoritative basis for your accounting.

5. Please provide us a reconciliation of the amounts of accretable yield recognized in interest income in each period presented to the activity reflected in the table that sets forth the changes in accretable yield within each of the periods presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at (202)551-3851 or the undersigned at (202)551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

`                Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities